EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended September 30,		Nine Months Ended September 30,
(dollars in millions)	2015	2014	2015	2014
Earnings before income taxes	$2,789	$2,751	$8,023	$7,042
Fixed charges	272	186	653	566
Total earnings available for fixed charges	$3,061	$2,937	$8,676	$7,608

Fixed Charges:
Interest expense	$229	$152	$530	$467
Interest component of rental payments	43	34	123	99
Total fixed charges	$272	$186	$653	$566
Ratio of earnings to fixed charges	11.3	15.8	13.3	13.4

The ratio of earnings to fixed charges is computed by dividing total earnings available for fixed charges by the fixed charges. For purposes of computing this ratio, fixed charges consist of interest expense plus the interest factor in rental expense.